Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 14
DATED MAY 22, 2013
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013 and Supplement No. 13 dated May 14, 2013. Unless otherwise defined in this Supplement No. 14, capitalized terms used herein have the same meanings as set forth in the prospectus.

Introduction – Cost Segregation

We intend to begin using a valuation analysis known as “cost segregation,” which we believe will benefit our stockholders. Cost segregation is an analysis of the values of the components of a company’s real estate assets. This valuation process may increase asset depreciation deductions for federal income tax purposes in the earlier years after acquisition of the asset. Using this valuation approach, purchasers of real estate view an acquisition as consisting not only of land and buildings but also tangible personal property and land improvements. The premise behind cost segregation is that some real estate components and personal property have a shorter life than the shell of a building and are thus depreciated over a shorter time. This increases our depreciation expense in the earlier years after acquisition of the asset which reduces our federal taxable income and our earnings and profits.

The use of cost segregation studies also generally will reduce the amount of our distributions that are taxable to our stockholders during the initial years after purchase of the particular asset. Accordingly, our stockholders may be able to defer paying taxes to a later period and, under certain circumstances, may pay these taxes at a reduced rate. In addition, the use of cost segregation studies will not impact depreciation expense reported for financial reporting purposes under US GAAP. Depreciation is a non-cash expense and does not reduce the cash generated by property operations.

We have included some frequently asked questions about cost segregation below, and have also provided an update to one of the risk factors.

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Questions and Answers About the Offering

The following information is inserted after the item “Will distributions I receive be taxable?” in the section of the prospectus captioned “Questions and Answers About the Offering,” which begins on page 8.

Q:	Are the distributions paid by a REIT taxed differently than distributions paid by a typical corporation?

A:	Yes. Generally, the taxable portion, if any, of distributions paid by a REIT are taxed at a higher rate than the taxable portion of distributions paid by the typical corporation known as a “C Corporation.” In general, taxable distributions paid by a C Corporation are taxed at a maximum federal income tax rate of 20%. Taxable distributions paid by a REIT (not designated as capital gain dividends or qualified dividend income), however, are taxed at the maximum ordinary federal income tax rate, which could be as high as 39.6%. Further, when the 3.8% Medicare surtax on dividends is added to the income tax that certain states impose, your total income tax rate for taxable REIT distributions could be over 50%.

Q: Can anything be done to defer or reduce the amount of taxes imposed on distributions paid by a REIT?

A:	Yes. A distribution paid by a REIT or a C Corporation is taxable to the extent of the entity’s “current and accumulated earnings and profits,” as calculated for federal income tax purposes. Thus, anything that reduces earnings and profits below the amount of our distributions reduces or eliminates the tax on the distributions. For example, an entity’s earnings and profits are decreased by expenses incurred by the entity including non-cash expenses such as depreciation. These non-cash expenses reduce the amount of an entity’s earnings and profits but do not reduce the cash generated by the entity.

Q:	What influences the amount of depreciation expense that an entity incurs?

A:	Depreciation is an expense recognized by an entity for both financial reporting and federal income tax purposes designed to reflect the cost associated with the use of the entity’s assets during any given period. Methods of computing depreciation and the periods over which assets are depreciated may vary between asset types and by entity. Further, there are several methods of computing depreciation such as straight line or accelerated cost recovery.
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Q:	Are there additional ways to impact depreciation expense?

A:	Yes, the amount of depreciation expense that an entity incurs in a particular year can also be impacted by segregating an asset’s components. An independent third party firm may be retained to perform a study known as a cost segregation study which identifies and allocates an asset’s acquired building value, including subsequent additions and improvements if performed post asset acquisition, among its components, identifying component assets that result in increased depreciation deductions in the earlier years after acquisition of the asset through the use of shorter useful lives for those component assets. For example, when you analyze a real estate building’s components separately, certain component assets may be segregated from the building, such as special electrical connections which are necessary to and used directly with a specific item of machinery or equipment; decorative finish carpentry, such as detailed crown moldings or lattice work; foundations or footings for signs, light poles and other land improvements and components of a building plumbing system such as water, gas, or refrigerant hook-ups directly connected to appliances or equipment. Component assets identified in a cost segregation study generally have a shorter useful life than the time period over which a building may be depreciated. Accordingly, certain building components can be depreciated over a shorter period of time, which increases the amount of depreciation expense allowed during the initial years after the acquisition of a building.

We do not expect cost segregation studies to impact our REIT qualification requirements. However, we intend to monitor compliance on an ongoing basis.

Q:	Does depreciation expense reduce cash flow?

A:	No, depreciation is a non-cash expense.

Q:	Does using accelerated depreciation methods and cost segregation studies impact the amount of distributions we may pay?

A:	No, the increase in depreciation expense during the initial years after purchase of an asset that may result from accelerated depreciation and cost segregation studies will not impact the amount of cash available for distribution.

Q:	How does depreciation expense impact the amount of federal income taxes that a stockholder may pay?

A:	As noted above, depreciation expenses will reduce our earnings and profits. If our earnings and profits are reduced below the amount of our distributions, the amount of the applicable distributions that may be taxable for federal income tax purposes generally will be reduced. Additionally, depreciation expenses will reduce the adjusted tax basis of an asset, which may increase the gain recognized upon disposition. The use of cost segregation studies generally will increase our depreciation expense for federal income tax purposes and reduce the amount of our distributions that are taxable to our stockholders during the initial years after purchase of the particular asset.
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Q:	Will cost segregation be used for each asset owned by the REIT?

A:	Not necessarily. A cost segregation study may be performed on an asset-by-asset basis and does not need to be performed on every asset. The study can be prepared after an asset is purchased and may, in conjunction with provisions of the Code, allow an entity to catch up any previously under-reported depreciation. This approach will allow us to use cost segregation to the extent that it would benefit us and our stockholders without requiring us to incur the expense of performing cost segregation studies on all assets if not necessary.

Risk Factors

Federal Income Tax Risks

The following risk factor is inserted to the section captioned “Risk Factors – Federal Income Tax Risks” which begins on page 60 of the prospectus.

Early investors may receive tax benefits from our election to accelerate depreciation expense deductions of certain components of our investments, including land improvements and fixtures, which later investors may not benefit from.

For federal income tax purposes, distributions received by our investors generally will be considered ordinary dividends to the extent that the distributions are paid out of our current and accumulated earnings and profits (excluding distributions of amounts either subject to corporate-level taxation or designated as a capital gain dividend). However, depreciation expenses, among other deductible items, reduce taxable income and earnings and profits but do not reduce cash available for distribution. To the extent that a portion of any distributions to our investors exceed our current and accumulated earnings and profits, that portion will be considered a return of capital (a non-taxable distribution) for federal income tax purposes up to the amount of their tax basis in their shares (and any excess over their tax basis in their shares will result in capital gain from the deemed disposition of the investors’ shares). The amount of distributions considered a return of capital for federal income tax purposes will not be subject to tax immediately but will instead reduce the tax basis of our investors’ investments, generally deferring any tax on that portion of the distribution until they sell their shares or we liquidate. Because we may choose to increase depreciation expense deductions in the earlier years after acquisition of an asset, for federal income tax purposes, of certain components of our investments, including land improvements and fixtures through the use of cost segregation studies, our early investors may benefit to the extent that increased depreciation causes all or a portion of the distributions they receive to be considered a return of capital for federal income tax purposes thereby deferring tax on those distributions, while later investors may not benefit to the extent that the depreciation of these components has already been deducted.

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Description of Real Estate Assets

The following supersedes and replaces the section of Supplement No. 11 to the prospectus captioned “Financing Transactions – JPMorgan Mezzanine Loan,” on page S-63.

JPMorgan Mezzanine Loan. Our wholly-owned subsidiary, IREIT DG SPE Member II, L.L.C. also entered into a mezzanine loan in an aggregate principal amount equal to $2.48 million from JPMorgan Chase Bank, National Association. As of May 15, 2013 the entire principal balance and accrued and unpaid interest of the JPMorgan Mezzanine Loan had been paid in full.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 20, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	1,025,997.470	9,669,089	431,732	9,237,357

Shares sold pursuant to our distribution reinvestment plan:	5,218.402	49,575	-	49,575

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	1,051,215.872	9,918,664	431,732	9,486,932

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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